Voya Insurance and Annuity Company
1475 Dunwoody Drive
West Chester, Pennsylvania 19380-1478

November 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Voya Insurance and Annuity Company has made disclosure pursuant to such provision in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which was filed with the U.S. Securities and Exchange Commission on November 12, 2014. This disclosure can be found under Part II., Item 5 - Other Information.

Very Truly Yours,

Voya Insurance and Annuity Company

By: /s/	Megan Huddleston
Name:	Megan Huddleston
Title:	Assistant Secretary